Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES REPORTS FINANCIAL RESULTS FOR Q1 2012

– Board of Directors Approves New Strategic Plan and
Completes Configuration of New Management Team –

Tel Aviv, Israel – July 12, 2012 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the first quarter ended March 31, 2012.  Revenues for the period totaled $1.4 million, compared with $3.2 million for the first quarter of 2011. Net loss for the quarter was $2.8 million ($0.54 per share on a basic and diluted basis), compared with $1.0 million ($0.24 per share on a basic and diluted basis) for the first quarter of 2011. As reported on July 2, 2012, on July 17, 2012 the Company will complete a debt-to-equity conversion with Stins Coman that will increase our shareholders’ equity to approximately $6.4 million.

Changes in Management Team
The Company has appointed a new CFO, Mr. Eli Gendler and a new VP Sales, Mr. Hadar Tal, thereby completing the configuration of its new management team.  Mr. Gendler, a CPA, comes to RiT with over a decade of experience in global high tech companies, including serving as CFO of Vocaltec (Nasdaq:CALL) and Cimatron (Nasdaq:CIMT). Prior to joining RiT, Mr. Tal served in a variety of sales management positions for WebTView, Surf Communications Solutions, Marvell Semiconductors (Nasdaq: MRVL), Alcatel-Lucent Technologies (Euronext Paris and NYSE: ALU) and AVAYA.

Comments of Management
Dr. Vadim Leiderman, RiT’s new President and CEO, commented, “In May, our Board of Directors approved a multi-year strategic plan. Stins Coman, our controlling shareholder, continues to provide us confidently with the funding we need to support our turnaround activities and ongoing operations. The results that we have reported for the first quarter of 2012 confirm the need to rebuild our strategy to take full advantage of our superior technologies and excellent platform products for the fast-growing DCIM (Data Center Infrastructure Management) and IIM (Intelligent Infrastructure Management) markets.

“We have begun reorganizing the Company and will continue throughout 2012, while also investing in our sales capabilities and focused product development. In parallel, we will continue to expand and enhance our IIM and DCIM offerings while building important new partnerships, especially in the Far East.”

Dr. Leiderman continued, “To execute our new strategy, we have created a highly-qualified new management team and provided them with clear objectives and incentives. With the right people, differentiating technologies and superb product offerings basis, we are confident regarding our ability to turn the Company around and to create significant value for our shareholders.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies

RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Eli Gendler, CFO
+972-77-270-7210
eli.gendler@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Ltd.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three
	months ended
	March 31,
	(Unaudited)
	2012	2011
	U.S. $	U.S. $

Sales	1,362	3,195
Cost of sales	1,145	1,799
Gross profit	217	1,396

Operating costs and expenses:
Research and development, net	695	421
Sales and marketing	1,519	1,417
General and administrative	772	532
Total operating expenses	2,986	2,370
Operating Loss	(2,769)	(974)

Financial income (loss), net	(52)	8
Net Income (Loss)	(2,821)	(966)

Basic and Diluted net Loss per ordinary share	(0.54)	(0.24)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	5,209,122	3,978,370

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	March 31, 2012	December 31,2011
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	599	884
Trade receivables, net	1,714	3,921
Other current assets	460	567
Inventories	4,748	3,779
Total Current Assets	7,521	9,151

Other assets
Assets held for severance benefits	1,158	1,111

Property and Equipment
Cost	3,453	3,350
Less - accumulated depreciation	3,140	3,111
	313	239

Total Assets	8,992	10,501

Liabilities and Shareholders' Equity
Current Liabilities
Short term loan	259	162
Trade payables	2,631	2,470
Other payables and accrued expenses	1,339	1,144
Total Current Liabilities	4,229	3,776

Other Liabilities
Principle shareholder convertible loan	1,199	400
Liability in respect of employees' severance benefits	1,350	1,290
	2,549	1,690
Total Liabilities	6,778	5,466

Shareholders' Equity
Share capital	1,126	1,126
Treasury stock	(27)	(27)
Additional paid-in capital	45,569	45,569
Accumulated deficit	(44,454)	(41,633)
Total Shareholders' Equity	2,214	5,035
Total Liabilities and Shareholders' Equity	8,992	10,501